Exhibit 99.1

Origin Agritech Limited Signs Licensing Agreement

BEIJING--(BUSINESS WIRE)--May 5, 2011--Origin Agritech (Nasdaq: SEED) announced a licensing agreement with a multinational partner to develop high-yielding corn varieties incorporating the Origin Agritech glyphosate- resistant and Bt- traits. These particular traits have been demonstrated to be effective in both lab and field environments, are novel to the markets in China in that it has never been commercialized, and are protected by patents granted separately by China and USA. Origin will license the traits to its partner and take the lead in the development and testing activities.

Origin Agritech possesses comprehensive, worldwide rights to the Chinese Academy of Agricultural Sciences- (CAAS) developed glyphosate- resistant and BT- genes. These traits have been passing through the Ministry of Agriculture (MoA) regulatory trials since 2005.

“This agreement marks a milestone for Origin Agritech to validate our GM technology. After the successful integration of these traits, we would be looking to finalize subsequent collaboration agreements to sell these seeds into China as well as other markets potentially, “said Irving Kau, Acting Chief Financial Officer of Origin. “We look forward to bringing together the significant research communities of both companies to deliver the next generation of technology.”

Since their introduction in 1996, over 75 million acres of genetically engineered glyphosate-resistant crops have been planted. The adoption of glyphosate-resistant crops has reduced costs for US farmers an estimated $1.2 Billion. Introduced in the US in 1998, the use of glyphosate resistant corn grew from 950,000 acres in 1999 to 41 million acres by 2007, or at a compounded annual growth rate of 51.9%, according to the US Department of Agriculture.

Introduced in 1996 in the US, acreage of BT corn has grown from 3.6 million acres in 1999 to 44 million acres by 2007, or at a compounded annual growth rate of 36.7%, according to the US Department of Agriculture.

ABOUT ORIGIN AGRITECH

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China’s leading, vertically-integrated agricultural biotechnology company specializing in research, development and production to supply the growing populations of China. Origin develops, grows, processes, and markets high quality, hybrid crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 65,000 second-level distributors and retailers, and possesses a pipeline of genetically modified seed products including glyphosate resistant corn and Bt Corn. The first genetically modified corn seed product for China, Phytase corn, was approved in November 2009 of which Origin possesses exclusive rights. For further information, please log on www.originagritech.com

CONTACT:
Origin Agritech Limited
Mr. Irving H. Kau, 011.86.136.8108.0243
Acting Chief Financial Officer
irvingkau@originseed.com.cn